

Desjardins Securities International Inc.

Financial Statements

December 31, 2022 and 2021

(stated in U.S. dollars)

Table of Contents

DESJARDINS SECURITIES INTERNATIONAL INC.
Balance Sheets
As at December 31
(stated in U.S. dollars)

	Notes	2022	2021
ASSETS			
Cash and cash equivalents		$ 9 650 438	$ 9 289 909
Amounts receivable			
From broker-dealers and counterparties		1 009 069	675 435
From parent company and affiliates, without interest or reimbursement terms	5	21 258	12 179
Research services receivable		18 134	12 812
		1 048 461	700 426
Other assets			
Deposit		100 000	100 000
Prepaid expenses		58 001	53 586
		158 001	153 586
		$10 856 900	$10 143 921
LIABILITIES			
Amounts payable			
To broker-dealers and counterparties		$ 6 235	$ 5 978
Accounts payable and accrued liabilities		62 972	58 836
To parent company and affiliates, without interest or reimbursement terms	5	62 010	13 890
Income tax payable		192 787	33 797
		324 004	112 501
SHAREHOLDER'S EQUITY	4	10 532 896	10 031 420
		$10 856 900	$10 143 921

See accompanying notes to the Financial Statements.

On behalf of the Board of Directors

...., Director
Danny Charette

...., Director
Craig Brenner

DESJARDINS SECURITIES INTERNATIONAL INC.

Statements of Operations
For the years ended December 31, 2022 and 2021
(stated in U.S. dollars)

	Notes	2022	2021
Revenue			
Commissions		$ 1 083 319	$ 1 292 637
Research services		464 910	361 751
Foreign exchange gain (loss)		(52 279)	(6 936)
Net interest		124 600	2 065
		1 620 550	1 649 517
Operation and administration			
Management fees	5	446 057	467 927
Clearing and regulatory fees		87 931	80 675
Business development costs		42 963	639
Professional fees		86 282	91 305
Other		26 136	28 177
		689 369	668 723
Income before income taxes		931 181	980 794
Income tax expense	3	429 705	241 374
Net income		$ 501 476	$ 739 420

See accompanying notes to the Financial Statements.

DESJARDINS SECURITIES INTERNATIONAL INC.
Statements of Changes in Shareholder's Equity
For the years ended December 31, 2022 and 2021
(stated in U.S. dollars)

	Share capital	Retained earnings	Total
Balance as at December 31, 2020	$ 3,214,763	$ 6,077,237	$ 9,292,000
Net income	-	739,420	739,420
Balance as at December 31, 2021	$ 3,214,763	$ 6,816,657	$10,031,420
Net income	-	501,476	501,476
Balance as at December 31, 2022	**$ 3,214,763**	**$ 7,318,133**	**$10,532,896**

See accompanying notes to the Financial Statements.

DESJARDINS SECURITIES INTERNATIONAL INC.

Statements of Cash Flows
For the years ended December 31, 2022 and 2021
(stated in U.S. dollars)

	2022	2021
Operating activities		
Net income	$ 501,476	$ 739,420
Deferred tax	-	42
Change in operating assets and liabilities:		
Amounts receivable from and payable to broker-dealers and counterparties, net	(333,376)	(119,390)
Research services receivable	(5,322)	29,330
Other assets	(4,415)	4,178
Accounts payable and accrued liabilities	4,135	12,228
Income taxes payable	158,990	63,329
	321,488	729,137
Financing activities		
Amounts payable to parent company	39,041	1,823
	39,041	1,823
Increase in cash and cash equivalents	360,529	730,960
Cash and cash equivalents, beginning of year	9,289,909	8,558,949
Cash and cash equivalents, end of year	$ 9,650,438	$ 9,289,909
Cash and cash equivalents consist of:		
Cash	716,648	490,207
Money market investments	8,933,790	8,799,702
Cash and cash equivalents, end of year	$ 9,650,438	$ 9,289,909

See accompanying notes to the Financial Statements.

DESJARDINS SECURITIES INTERNATIONAL INC.
Notes to the Financial Statements
December 31, 2022 and 2021
(stated in U.S. dollars)

1. Description of Business

Desjardins Securities International Inc. (the Company) was incorporated on January 24, 2001 under the Canada Business *Corporations Act.* The Company is a member of the *Financial Industry Regulatory Authority* (FINRA) and *US Securities and Exchange Commission* (SEC), and operates pursuant to SEC Rule 15c3-3(k)(2)(ii) as an introducing broker-dealer, clearing all transactions on a fully disclosed basis through its clearing firm, Pershing LLC. Desjardins Securities International Inc. does not hold customer funds or safe keep customer securities.

The Company is a wholly-owned subsidiary of Desjardins Securities Inc., which is under the ultimate control of the Federation des caisses Desjardins du Quebec (the Federation) through Desjardins Financial Holding Inc., a wholly owned subsidiary of the Federation, and is therefore a component of Desjardins Group (the Desjardins Group). The Company's head office is located at 1170 Peel Street, Suite 300, Montreal, Quebec, Canada, H3B 0A9.

2. Significant Accounting Policies

These Financial Statements have been prepared in accordance with the Generally Accepted Accounting Principles in the United States ("US GAAP").

a) Use of Estimates

The preparation of the Financial Statements in accordance with US GAAP requires management to make estimates and assumptions which affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent assets and liabilities at the reporting date. These estimates are based on judgment and the best available information at the time. Therefore, actual results may differ from these estimates. There were no significant estimates during 2022 and 2021.

The COVID-19 pandemic did not have a material impact on the judgments made as well as on the estimates and assumptions made by management for the purposes of preparing the financial statements.

b) Transactions

Transactions and related revenues and expenses are recorded on a trade date basis.

c) Financial Instruments

The Company classifies its financial assets in the category "Loans and receivables". Financial liabilities are classified in the category "Other".

All financial assets and liabilities are initially recognized at fair value. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

After the initial recognition, financial assets and liabilities are subsequently carried at amortized cost under the effective interest rate method. The carrying value of these financial assets and liabilities approximates their fair value.

d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market investments. Cash equivalents are short-term investments, very liquid, easily convertible into a known cash amount, subject to a negligible risk of a change in value and are not segregated and deposited for regulatory purposes.

e) Accounts receivable

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off balance sheet credit exposures in accordance with FASB Accounting Standards Codification ("ASC") 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

DESJARDINS SECURITIES INTERNATIONAL INC.
Notes to the Financial Statements
December 31, 2022 and 2021
(stated in U.S. dollars)

The Company's research services receivable relate to the research services revenues. These amounts receivable are short term in nature. The Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The commission receivables include amounts receivable from unsettled trades, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. The Company's trades and contracts are cleared through an external party Pershing LLC. The receivables balance are settled on a monthly basis. The amount of unsettled credit exposures is limited to the amount owed the Company for a short period of time. In addition, the exposure to credit losses is de minimus because the terms of the majority of transactions executed by the parent are RVP/DVP (receipt versus payment/deliver versus payment).

f) Foreign Currency Translation

The Company's functional and presentation currency is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the transaction date. Revenue and expenses denominated in foreign currencies are translated at the exchange rate prevailing at the transaction date. Gains and losses resulting from the translation of foreign currencies are included in "Revenue - Foreign exchange gain (loss)" in the Statements of Operations.

g) Revenue Recognition

The Company's revenues from contracts with customers are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. The majority of the Company's performance obligations are satisfied at a point in time. The Company's main sources of revenue from contracts with customers are as follows:

– *Brokerage commissions* are charged to customers for order execution services and trade clearing and settlement services.

   The Company recognizes revenue at the time of execution of the order (i.e. trade date). Commissions are generally collected from cleared customers on settlement date.

– *Research fees* are charged to customers for financial information, analysis and research to which they subscribe, that are delivered by the Company. The Company recognizes revenue when the collectibility is reasonably assured, generally in arrears.

The Company also earns revenues from other sources including interest revenue earned on the cash balances and money market investments recognized based on the effective interest rate method, and foreign exchange gains or losses resulting from translation of transactions denominated in foreign currencies.

h) Deposit

The Company operates pursuant to Security and Exchange Act Rule 15c3-3(k)(2)(ii) as an introducing broker-dealer on a fully disclosed basis through its clearing firm, Pershing LLC. This organisation requires a clearing deposit of $100,000.

i) Income Taxes

Current Income Tax

Current income tax assets and liabilities for the current year and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amounts are those that are enacted or substantively enacted at the reporting dates.

Deferred Tax

Deferred taxes are accounted for using the liability method. This method requires that deferred taxes reflect the expected deferred tax effect of all temporary differences at the reporting date between the carrying amounts of assets and liabilities for financial statement purposes and their tax bases. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets are recognized when it is more likely than not that they will be realized.

8

DESJARDINS SECURITIES INTERNATIONAL INC.
Notes to the Financial Statements
December 31, 2022 and 2021
(stated in U.S. dollars)

j)   Subsequent events

The Company has evaluated whether any events or transactions occurred subsequent to the date of the Financial Statements and through February 15, 2023 and determined that there were no material events or transactions that would require recognition in these Financial Statements.

3.   Income Taxes

a)   Income Tax Expense

	2022	2021
Current	$ **429,705**	$ 241,332
Deferred	**-**	$ 42
	$ **429,705**	$ 241,374

Earnings are subject to Canadian income taxes. The effective tax rate on earnings varies from year to year according to the changes in the combined statutory income tax rate. The Company's income tax expense recorded in the Statements of Operations differs from the amount that would be computed by applying the Canadian statutory tax rates as a result of the following:

	2022	2021
Income taxes at the Canadian combined statutory rate of 26.50% (26.50% in 2021)	$ **246,731**	$ 260,053
Change in income taxes resulting from:		
Non-deductible expenses and other	**2,377**	160
Adjustments in respect of current income taxes	**(2,716)**	(916)
Exchange remeasurement of current income taxes	**340**	799
Income taxes on foreign exchange gains on account of capital	**182,973**	(18,722)
Income tax expense	$ **429,705**	$ 241,374

The Company is subject to examination by the tax authorities for the open tax years ending December 31, 2019 to 2022.

The Company has no accrual for uncertain tax positions.

4.   Shareholder's Equity

a)   Authorized Share Capital

– an unlimited number of voting and participating Class A shares, without par value;

– an unlimited number of non-voting, participating Class B shares, convertible to Series D shares, without par value;

– an unlimited number of voting, non-participating Class C shares, without par value;

– an unlimited number of non-voting, non-participating Class D shares, non-cumulative dividend of 1% per month, without par value;

– an unlimited number of non-voting, non-participating Class E shares, non-cumulative dividend of 1% per month, without par value;

– an unlimited number of non-voting, non-participating Class F shares, non-cumulative dividend of 8% per year, without par value;

– an unlimited number of non-voting, non-participating Class G shares, non-cumulative dividend of 8% per year, without par value.

DESJARDINS **SECURITIES INTERNATIONAL INC.**
Notes to the Financial Statements
December 31, 2022 and 2021
(stated in U.S. dollars)

b) Share Capital Issued

	2022	2021
4,075,000 Series A common shares	**$ 3,214,763**	$ 3,214,763

c) Capital Management

As a FINRA and SEC registered introducing broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of a minimum net capital equal to the greater of $100,000 or 6⅔% of aggregate indebtedness, both as defined by the Rule. As of December 31, 2022, the Company has a net capital of $ 8,865,560 which exceeds the required net capital of $100,000 by $ 8,765,560 (see Note 8).

The Company does not hold client funds or securities nor owe money or securities to customers. Accordingly, the Company operates under the exemptive provisions of Rule 15c 3 3 of the Act, under paragraph (k)(2)(ii) of that Rule. Therefore, the Company is not required to determine customer reserve requirements or provide information for possession or control requirements.

5. Related Party Transactions

The related party balances set forth in the table below result from transactions between the Company and the parent company and affiliates from Desjardins Group, in the normal course of business, as part of its operations. These transactions are measured at the exchange value which is the consideration established and agreed to by the related parties.

The transactions and balances with these entities are the following:

	2022	2021
Management fees (parent company)[1]	**$ 446 057**	$ 467 927
Intercompany commissions revenue (parent company)	**45 444**	-
Cash (affiliates)	**527 162**	487 980
Amount receivable from parent company and affiliates	**21 258**	12 179
Amounts payable to parent company and affiliates	**(62 010)**	(13 890)

(1)   Management fees consist of various services and facilities, as agreed upon in the expense sharing agreement.

6. Financial Risk Management

In the normal course of business, the Company purchases and sells for its clients a variety of financial instruments to earn commission revenue. Each agreement or contract exposes the Company to varying degrees of credit, liquidity and market risks.

a) Credit risk

Credit risk, principally, relates to the failure by a client to honour its contractual obligations or to an unfavourable market fluctuation that would prevent the Company from realizing its guarantees in full. This risk is managed in accordance with the credit policies established by management. Most of these transactions are standardized contracts executed in recognized markets and are subject to daily settlement of the various margins.

b) Liquidity risk

Liquidity risk is the risk that the Company cannot quickly convert its assets into cash in order to efficiently fulfill its financial obligations, particularly in order to fulfill the clients' requests for funds.

The following table presents financial liabilities by residual contractual terms to maturity:

DESJARDINS SECURITIES INTERNATIONAL INC.
Notes to the Financial Statements
December 31, 2022 and 2021
(stated in U.S. dollars)

Financial liability	December 31, 2022	December 31, 2021	Contractual term to maturity
To broker-dealers and counterparties	$ 6,235	$ 5,978	Due within one year
Accounts payable and accrued liabilities	62,972	58,836	Due within one year
To parent company and affiliates, without interest	62,010	13,890	On demand

c) Market risk

Market risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices. The Company is primarily exposed to foreign exchange risk.

Foreign exchange risk arises from the possibility that changes in foreign exchange rates could result in losses. The Company may enter into financial instruments consisting primarily of short-term investments and related party balances that may be denominated in foreign currencies. The Company has no involvement with derivative financial instruments used to reduce the foreign exchange risk.

In addition, earnings are subject to Canadian income taxes measured and paid in Canadian dollars. The Company translates its U.S. denominated Financial Statements into Canadian dollars for purposes of filing its Canadian tax returns. Given the changes in foreign exchange rates, this exposes the Company to significant fluctuations in the amount of taxes to be paid.

DESJARDINS SECURITIES INTERNATIONAL INC.
Notes to the Financial Statements
December 31, 2022 and 2021
(stated in U.S. dollars)

7. **Schedule of Computation of Net Capital**

	2022
Total shareholder's equity as at December 31, 2022	**$10 532 896**
Deduct non-allowable assets	
Cash (affiliates)	**527 162**
Receivable from parent company and affiliates	**21 258**
Receivable from broker-dealers and counterparties	**958 891**
Research services receivable	**18 134**
Prepaid expenses	**58 001**
	1 583 446
Other deductions - Insurance deductible margin on securities position and foreign exchange margin	**83 892**
Net capital	**8 865 558**
Computation of aggregate indebtedness to net capital requirements	
Required minimum net capital: the greater of:	
i) $100,000 or	
ii) 6⅔% of aggregate indebtedness of $ 324,004	**100 000**
Excess net capital	**$ 8 765 558**
Ratio: Aggregate indebtedness to net capital	**0.0365**

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Security and Exchange Act under paragraph (k)(2)(ii) of that Rule. There are no material differences between the above computation and the corresponding computation prepared by the Company and included in the unaudited Part II Focus Report, as filed on January 26, 2023.